UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007
Commission File Number 001-15244
CREDIT SUISSE GROUP
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Forward-Looking Statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future Credit Suisse Group and others on their behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in Credit Suisse Group’s annual report on Form 20-F for the year ended December 31, 2006 (the Group’s 2006 20-F), and subsequent annual reports on Form 20-F filed by Credit Suisse Group with the US Securities and Exchange Commission (SEC) and Credit Suisse Group’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Introduction
Credit Suisse Group files an annual report on Form 20-F and furnishes or files quarterly reports, including unaudited interim financial information, and current reports on Form 6-K with the SEC pursuant to the requirements of the Securities Exchange Act of 1934. The SEC reports of Credit Suisse Group are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 1-202-942-8090. Credit Suisse Group’s SEC reports are also available under “Investor Relations” on its website at www.credit-suisse.com.

Unless the context otherwise requires, references herein to “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information is included in this report on Form 6-K, which should be read with the Group’s Annual Report on Form 20-F for the year ended December 31, 2006 and the financial reviews and condensed consolidated financial statements for the first and second quarters of 2007 filed with the SEC on Form 6-K on May 3, 2007 and August 3, 2007, respectively.

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-132936).

Selected financial data

Selected income statement information

in	6M07	6M06	% change

Statements of income (CHF million)

Net revenues	24,657	19,713	25

Provision for credit losses	33	(51)	–

Compensation and benefits	10,359	8,170	27

General and administrative expenses	3,151	2,974	6

Commission expenses	1,251	1,094	14

Total other operating expenses	4,402	4,068	8

Total operating expenses	14,761	12,238	21

Income from continuing operations before taxes, minority interests and extraordinary items	9,863	7,526	31

Income tax expense	1,685	1,217	38

Minority interests	2,260	2,095	8

Income from continuing operations before extraordinary items	5,918	4,214	40

Income from discontinued operations, net of tax	0	572	(100)

Extraordinary items, net of tax	0	(24)	100

Net income	5,918	4,762	24

Operating financial review and prospects
SEC regulations require that a discussion of the results for the first six months of the current year compared to the first six months of the previous year be included in registration statements relating to securities offerings. The following discussion of the Group’s results for the six months ended June 30, 2007 (6M07) compared to the six months ended June 30, 2006 (6M06) supplements, and should be read in conjunction with, the Group’s financial reviews and condensed consolidated financial statements for the first and second quarters of 2007. The Group’s financial review for the second quarter of 2007 (Credit Suisse Financial Review 2Q07) and the Group’s condensed consolidated financial statements (Credit Suisse Financial Statements 2Q07), which were filed with the SEC on August 3, 2007, include unaudited financial information for the six month periods ended 6M07 and 6M06.

Credit Suisse
For 6M07, net income for Credit Suisse was CHF 5,918 million, up CHF 1,156 million, or 24%, against 6M06. Our results for 6M07 reflected the continued favorable operating environment and our client-focused business model. Income from continuing operations was CHF 5,918 million, up CHF 1,704 million, or 40%, from 6M06.

Core Results
Core Results include the results of our three divisions and the Corporate Center. Credit Suisse’s results also include revenues and expenses from the consolidation of certain private equity funds and other entities in which we do not have a significant economic interest (SEI) in such revenues and expenses. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our income tax expense is not affected by these revenues and expenses. These minority interest-related revenues and expenses are reported as “Minority Interests without SEI” in the following reconciliation table.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments, as well as all gains and losses recorded as a result of applying the fair value option to our own debt. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Credit Suisse and Core Results

		Core Results		Minority Interests without SEI		Credit Suisse

in	6M07	6M06	6M07	6M06	6M07	6M06

Statements of income (CHF million)

Net interest income	4,283	3,466	55	66	4,338	3,532

Commissions and fees	10,263	8,716	(44)	(57)	10,219	8,659

Trading revenues	7,026	4,726	0	53	7,026	4,779

Other revenues	800	780	2,274	1,963	3,074	2,743

Net revenues	22,372	17,688	2,285	2,025	24,657	19,713

Provision for credit losses	33	(51)	0	0	33	(51)

Compensation and benefits	10,292	8,170	67	0	10,359	8,170

General and administrative expenses	3,134	2,952	17	22	3,151	2,974

Commission expenses	1,251	1,094	0	0	1,251	1,094

Total other operating expenses	4,385	4,046	17	22	4,402	4,068

Total operating expenses	14,677	12,216	84	22	14,761	12,238

Income from continuing operations before taxes	7,662	5,523	2,201	2,003	9,863	7,526

Income tax expense	1,685	1,217	0	0	1,685	1,217

Minority interests	59	92	2,201	2,003	2,260	2,095

Income from continuing operations	5,918	4,214	0	0	5,918	4,214

Income from discontinued operations	0	572	0	0	0	572

Extraordinary items	0	(24)	0	0	0	(24)

Net income	5,918	4,762	0	0	5,918	4,762

Results detail
The following provides a comparison of our Core Results, 6M07 versus 6M06.
Net revenues
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Up 26% from CHF 17,688 million to CHF 22,372 million
The increase reflects strong performances across Investment Banking, Private Banking and Asset Management, which benefited from good client activity in favorable market conditions and an overall healthy economic environment. Net revenues benefited from lower funding costs, which reflected an increase in the level of free funds following the disposal of Winterthur as of the end of 4Q06.

In Investment Banking, we had strong revenues in our debt underwriting and our fixed income and equity trading businesses. The results in debt underwriting primarily reflected a strong performance in leveraged finance, which benefited from active markets, the strength of our syndicated lending business, higher levels of high-yield debt issuance, improved high-yield market share and our strong client relationships with financial sponsors. The increase in revenues was driven by higher leveraged finance revenues partly offset by lower revenues in the structured products businesses due to the impact of the dislocation in the US subprime mortgage market that began in late 1Q07. Higher equity underwriting revenues reflected strong equity markets and improved market share. Fixed income trading reflected good opportunities across various fixed income businesses despite the more challenging market conditions. The increase in revenues was driven primarily by higher revenues in leveraged finance, structured products, including commercial mortgage-backed securities, emerging markets trading and currency trading businesses. The fixed income proprietary trading business improved from a weak 6M06. The leveraged finance business benefited from our strength in the syndicated lending market and increased supply in the high-yield new issue market. These results were partially offset by lower revenues in the residential mortgage-backed securities business as a result of lower origination volumes and valuations following the dislocation in the US sub-prime mortgage market that started in late 1Q07. Equity trading revenues reflected strong results amid favorable equity markets across most businesses. The increase primarily reflected higher revenues in equity proprietary trading, which generated strong results across most strategies and regions. The cash business also recorded higher revenues, due to increased deal activity and client flows, as well as the continued strong performance of Advanced Execution Services, our algorithmic trading service, which is part of our electronic trading platform. The strong results in advisory and other fees were due to significantly higher mergers and acquisitions activity and higher market share in announced and completed transactions over the past several quarters.

In Private Banking, net revenues reflected the positive market conditions. Wealth Management showed improvement in both recurring and transaction-based revenues. Increased recurring revenues reflected higher net interest income, mainly from lower funding costs, and higher asset-based commissions and fees, particularly from managed assets. Transaction-based revenues grew due to higher brokerage and product issuing fees. The positive market conditions helped to support the strong growth in assets under management. Net new assets grew at an annualized rate of 7.3% compared to the strong 8.9% in 6M06, with good net inflows across regions. Corporate & Retail Banking showed improved results in both net interest income and total non-interest income. Net interest income benefited mainly from higher liability volumes and margins and lower funding costs, partially offset by lower asset margins from continuing market pressure. Commissions and fees were higher mainly due to income from the minority interests of a consolidated joint venture. Net new assets reflected an outflow mainly due to a single client in the institutional pension fund business.

In Asset Management, net revenues increased due to an increase in diversified strategies, private equity commission income and higher asset management and administrative revenues, due primarily to increased balanced assets and fixed income and money market assets. This increase was slightly offset by a decrease in private equity and other investment-related gains. Diversified strategies increased mainly as a result of higher revenues in the Leverage Finance Group, which specializes in the management of leveraged loans and other leveraged assets, across most regions and our real estate activities in Switzerland. Private equity commissions and fees increased, reflecting growth in commitments to, and assets managed in, our private equity funds, primarily leveraged corporate funds, customized fund of hedge funds and mezzanine funds. Revenues from balanced assets increased, primarily due to higher revenues in multi-asset class solutions. Revenues from fixed income and money market assets also increased, primarily related to fixed income asset growth in Europe and higher money market assets in the US. Assets under management and net new assets were up, reflecting good market conditions and our capabilities and efforts at implementing strategies for successful asset gathering and management for new and existing clients.

Provision for credit losses
From CHF (51) million to CHF 33 million
The increase was due primarily to additional reserves related to emerging markets loan portfolio growth, partially offset by recoveries and reduced reserves. The benign credit environment is not expected to continue, which may result in a modest increase in new provision levels towards the end of 2007.

Operating expenses
Compensation and benefits
Up 26% from CHF 8,170 million to CHF 10,292 million
The increase was due primarily to higher performance-related compensation reflecting improved results. In Investment Banking, compensation and benefits expense is targeted at 51.5% of net revenues, with discretionary bonus representing a considerable portion of the total amount. In Private Banking, the increase also related to the international expansion in Wealth Management and higher salaries and benefits in Corporate & Retail Banking. In Asset Management, the increase was also a result of ongoing efforts to hire new investment talent and build product development and distribution capabilities.

General and administrative expenses
Up 6% from CHF 2,952 million to CHF 3,134 million
The increase was primarily due to credits from insurance settlements of CHF 474 million in Investment Banking and realignment costs of CHF 141 million in Asset Management in 6M06 and a CHF 37 million release of non-credit related provisions in Corporate & Retail Banking in 6M07. Excluding these credits, general and administrative expenses decreased CHF 114 million, or 3%. This reflected a decline in most expense categories as a result of disciplined expense management.

Commission expenses
Up 14% from CHF 1,094 million to CHF 1,251 million
The increase reflected increased business activity.
Tax
Up 38% from CHF 1,217 million to CHF 1,685 million
The effective tax rate in 6M07 and 6M06 was 22.0%. The increase in income tax expense is due primarily to the increase in income before tax.

Condensed consolidated financial statements
Please refer to Financial Information in the Credit Suisse Group Annual Report 2006 and the Condensed consolidated financial statements in the Credit Suisse Financial Statements 1Q07 and 2Q07.

Exhibits
No. Description

12.1 Ratio of earnings to fixed charges

23.1 Letter regarding unaudited financial information from the Independent Registered Public Accounting Firm

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date: August 3, 2007

By:
/s/ Urs Rohner
Urs Rohner
General Counsel

By:
/s/ Renato Fassbind
Renato Fassbind
Chief Financial Officer